Filed by Rice Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No.: 001-36273

Date: October 25, 2017

The communication below was distributed to participants in the Rice Energy Inc. 2014 Long Term Incentive Plan on October 25, 2017.

Important Notice for Participants in the Rice Energy Inc. 2014 Long Term Incentive Plan

Dear Rice Energy Inc. Stockholder:

We will hold a Special Meeting of Stockholders of Rice Energy Inc. on Thursday, November 9, 2017 at Rice’s executive offices at 2200 Rice Drive, Canonsburg, PA 15317, at 8:00 a.m. local time to, among other things, approve the merger with EQT Corporation.

Rice’s board of directors unanimously recommends that Rice stockholders vote “FOR” the adoption of the merger agreement, “FOR” the advisory compensation proposal and “FOR” the Rice adjournment proposal. Your vote is very important and we encourage you to vote promptly. To make voting as easy as possible, you may vote your shares directly from this e-mail.

The matters to be voted on at the Special Meeting are described in the Proxy Statement for the Special Meeting. Before you submit your vote, we encourage you to read and review the Proxy Statement for the Special Meeting, as it may be amended from time to time, by clicking on the following link: http://www.viewourmaterial.com/Rice/RICE_PS.PDF

You may submit your vote by either of the following methods:

Instructions for Submitting Your Voting Instructions via the Internet

1. Please visit http://www.cesvote.com and follow the on-screen instructions to view the meeting materials and cast your vote.

2. Enter your personal control number provided below.

Control number: |CTL|

3. Follow the instructions to submit your voting instructions. If you submit your voting instructions via the Internet, it must be received by 11:59 p.m. Eastern Time on November 6, 2017 in order to be counted.

Instructions for Submitting Your Voting Instructions via Telephone

1. Call the following toll-free number: 1-888-693-8683.

2. Enter your personal control number provided below.

Control number: |CTL|

3. Follow the instructions to submit your voting instructions. If you submit your voting instructions via telephone, it must be received by 11:59 p.m. Eastern Time on November 6, 2017 in order to be counted.

If you have any questions or need assistance in voting your shares, please contact MacKenzie Partners, Inc., our proxy solicitor, toll-free at (800) 322-2885, collect at (212) 929-5500 or by email to proxy@mackenziepartners.com

Important Additional Information

In connection with the proposed transaction, EQT Corporation (“EQT”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (333-219508) on July 27, 2017, as amended by Amendments Nos. 1 and 2 filed with the SEC on September 8, 2017 and September 28, 2017, respectively, that includes a joint proxy statement of EQT and Rice Energy Inc. (“Rice”) and also constitutes a prospectus of EQT. On October 12, 2017, EQT and Rice filed the definitive joint proxy statement/prospectus for each of EQT and Rice and commenced mailing the definitive joint proxy statement/prospectuses to shareholders of EQT and stockholders of Rice, as applicable. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice’s and EQT’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.